VENABLE LLP
8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707
Telephone 703-760-1600
Facsimile 703-821-8949
www.venable.com

[redacted] Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

05009525

82-34813

July 6, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filing of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Investor Presentation: Therapeutic Products for Respiratory and Autoimmune Diseases (dated July 2005).

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes / fwb

Elizabeth R. Hughes

Enclosures

cc: David McGarvey

dlw 7/7

DC1/198997v1

pharmaxis



Therapeutic products for respiratory and autoimmune diseases

July 2005

Investor Presentation Disclaimer

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of th Private Securities Litigation Reform Act of 1995. These statements are based on management's curre expectations and beliefs and are subject to a number of factors and uncertainties that could cause actu results to differ materially from those described in the forward-looking statements. The forward-lookin statements contained in this presentation include statements about future financial and operating results, an risks and uncertainties that could affect Pharmaxis' product and products under development. Thes statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions th are difficult to predict, and are based upon assumptions as to future events that may not prove accurat Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forwar looking statement in which Pharmaxis expresses an expectation or belief as to future results, such expectatio or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance th the statement or expectation or belief will result or be achieved or accomplished.

The following factors, among others, could cause actual results to differ materially from those described in th forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments the biopharmaceutical industry in general and in particular including, without limitation, the potential failure meet Aridol revenue goals, the potential failure of Bronchitol to prove safe and effective for treatment of COP and/or Cystic Fibrosis, determinations by regulatory, patent and administrative governmental authoritie competitive factors, technological developments, costs of developing, producing and selling Aridol, Bronchit and Pharmaxis' other products under development; and other economic, business, competitive, and/ regulatory factors affecting Pharmaxis' business generally, including those set forth in Pharmaxis' filings wi the ASIC, including its Annual Report for its most recent fiscal year and its most recent Quarterly Repo especially in the "Factors Affecting Our Operating Results" and "Management's Discussion and Analysis Financial Condition and Results of Operations" sections, and its Current Reports. Pharmaxis is under n obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statemen whether as a result of new information, future events, or otherwise.



The Business.....



Manufacture

- Fund product development through to registration
- Launch products in accessible markets
- Use distributors for other markets
- Retain full product rights



Aridol

Aridol

- Diagnosis and management of asthma and chronic obstructive pulmonary disease



Bronchitol

Bronchitol

- Treatment of cystic fibrosis and chronic obstructive pulmonary disease



Autoimmune disease

PXS64

- Research into new treatments for multiple sclerosis and rheumatoid arthritis


The Pipeline....
--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
Respiratory diseases
Aridol – asthma
EU/Aus
Late -2005
Aridol - COPD
Late 2007
Bronchitol - bronchiectasis
Late -2007
Bronchitol – cystic fibrosis
Early -2008
Bronchitol - chronic bronchitis
Late -2008
Autoimmune diseases
PXS25/64 - multiple sclerosis
PXS2076 – multiple sclerosis
PXS2098 – rheumatoid arthritis
>36
15
15
18
18
12
indicative time to complete (months)



The Economic Opportunity…..

Product	Target Application	Patient Population (million)	Market Size (A$ million)	First Revenue
Aridol	Management of asthma	52	$1,600	2005
Aridol	Management of COPD	30	$400	2006
Bronchitol	Bronchiectasis	0.6	$1,500	2007
Bronchitol	Chronic Bronchitis	30	$4,000	2008
Bronchitol	Cystic Fibrosis	0.1	$1,000	2008
PXS25/64	Multiple sclerosis	1	$3,500	n.a.
PXS2076	Rheumatoid arthritis	6	$3,600	n.a.



The People……

	Alan Robertson PhD	CEO	Inventor/developer of Zomig
	David McGarvey CA	CFO/Secretary	CFO at Memtec
	Brett Charlton PhD	CMO	Clinical research at Stanford
	Gary Phillips MBA	Commercial	CEO at Novartis Australia
	John Crapper MBA	COO	Managing Director of Memcor
	William Cowden PhD	CSO	Co-inventor of TNF antibodies
	Ian McDonald PhD	CTO	VP Discovery, SIBIA



The Progress……

- **Aridol**
  - Completed Phase III trial (Aus/EU)
  - IND accepted by US FDA
  - US trial ready to commence
  - **Marketing application lodged - Aus**
  - **Marketing application lodged – Europe**
- **Bronchitol - bronchiectasis**
  - Completed Phase II trial
  - IND accepted by US FDA
  - Orphan Drug status granted by FDA
  - ***Compassionate use granted by TGA***
- **Bronchitol – cystic fibrosis**
  - **Recruitment closed for Phase II study**
  - Approval granted for 3 month trial
  - Dosing study submitted for approval

- Improved oral version of PXS25 discovered
- Manufacturing
  - TGA approved GMP facility completed
  - Production capacity tripled
  - *Successful TGA facility audit*
- ADR program effective
- **A$20 million placement Nov 04**
- A$6 million Aus P3 government grant awarded

Market capitalization on June 30 2005 ~ A$225million



The future ......

2005		2006		
Q3	Q4	Q1	Q2	H2 2006

2005 (Q3 – Q4)

- Cystic Fibrosis
  - Australia PIIb efficacy study reports
  - Canadian PIIb dosing study commences
  - UK study versus pulmozyme in progress
- Bronchiectasis
  - European PIII study commences
- Aridol
  - Australian COPD study commences
  - US asthma PIII study commences

2006 (Q1 – Q2)

- Cystic Fibrosis
  - Canadian PII dosing study reports
  - Pivotal European PIII study commences
  - US PIII study commences
- Bronchiectasis
  - US PIII study commences
- Aridol
  - US asthma study reports
  - Australian COPD study reports

H2 2006

Complete European bronchiectasis Phase I study



Aridol™



A rapid and simple test for airways inflammation that facilitates diagnosis and management of asthma and COPD patients.



Aridol™



- **Medical need**
- Aridol
- Competitor analysis
- Market size
- Market research
- Commercial key success factors



Asthma – an epidemic with poor diagnosis



Asthma patients (millions)
25
20
15
10
5
0
USA
Europe
Japan

- Asthma has a high prevalence worldwide
- There is no simple diagnostic test to identify asthma
- The diagnosis rates for asthma remain low, with on average only 57% of the prevalent population diagnosed per country.
- Approximately 15% of people receiving anti-asthma medication do not have asthma.



The burden of asthma

Asthma patients reporting daytime symptoms 46%	Asthma patients needing urgent care p.a. 25%	Asthma patients with disturbed sleep 30%	**Europe**
Americans whose activities are restricted by asthma 64%	US Annual hospitalisations due to asthma 470,000	Annual days of restricted activity due to asthma 100 m	**USA**

There exists a significant unmet medical need to improve the diagnosis and control of asthma



COPD – Worlds 4th biggest killer



COPD patients (millions)
14
12
10
8
6
4
2
0
USA
Europe
Japan

- 30 million people affected worldwide
- Cost to US healthcare - US$40 billion pa
- Only 60% of moderate and less than 50% of severe COPD patients reach desired treatment outcomes
- 20% respond to inhaled steroids but no test to identify them



Aridol™



- Medical need
- **Aridol**
- Competitor analysis
- Market size
- Market research
- Commercial key success factors



Current best practice



MONTSERRAT
Death of an Island
The Agony Of Asthma

Current guidelines for diagnosis:

- symptoms: wheeze, breathlessness, chest tightness, cough and nocturnal wakening,
- airflow limitation
- increase in airway hyperresponsiveness.

Current tests are not specific and / or not 'point of care'

Aridol™


Aridol

Clinical Trials pack

- Unique clinical applications in the diagnosis and management of Asthma and COPD
- Quick and easy to use – test patients in physicians rooms
- Over 1800 tests performed on asthma patients



Positive Phase III trial results…

- Accurately identifies asthma
- Effective at identifying clinical mis-diagnosis (7%)
  - ⇨140,000 Australians
- 20% of subjects over treated and over diagnosed
  - ⇨ 400,000 people in Australia
- 25% of subjects not well controlled
  - ⇨ 500,000 Australian asthmatics
- Outcome - marketing approval submission – EU and Aus



Aridol™



- Medical need
- Aridol
- **Competitor analysis**
- Market size
- Market research
- Commercial key success factors



Competitor analysis

Attribute	Exercise test	Direct challenge	eNO	Aridol
Equipment				
Max Time	35 min	40 min	10 min	20 min
Preparation	None	30 min	None	None
Specificity	EIA	No	No	Yes
Manage Rx	No	No	?	Yes
Cost	$$$	$	$$$$	$

Aridol: First 'point of care' test specific for Asthma



Aridol™



- Medical need
- Aridol
- Competitor analysis
- **Market size**
- Market research
- Commercial key success factors



Potential clinical applications for Aridol™

An easy to use, 'point of care' test with a high degree of sensitivity and specificity for airway inflammation

1. **Asthma diagnosis**[1]
   - Identifies airway inflammation
   - Dose response
2. **Asthma patient management / response to treatment**[2]
   - Negative test = good control of asthma
   - Positive test = currently active airway inflammation
   - Predict risk of exacerbation when back titrating steroids
3. **Identification of COPD patients responsive to steroids**[2]
   - Confident prescription of appropriate medication.
   - Reduce unnecessary steroid usage and healthcare costs.

NOTES: 1 = Evidence available from pivotal phase 3 study


Potential market for Aridol™
16
14
12
10
8
6
4
2
0
BCT
Diagnosis
Mgmt - Spec
Mgmt - GP
COPD
Replace existing tests
Asthma diagnosis
Asthma management
Specialists
Generalists
COPD steroid responders
@ $40US per test = $938 million



Aridol™



- Medical need
- Aridol
- Competitor analysis
- Market size
- **Market research**
- Commercial key success factors



Aridol – Customer analysis

European Lung Function Laboratories prefer Aridol

Aridol	France	Germany	Italy	Spain
% of methacholine patients to be switched to Aridol	65%	85%	83%	86%

Positive reactions to Aridol's profile amongst Lung Function Labs are translated into high expected switching rates from methacholine

Aridol – Customer analysis

JS Physicians Responded Very Favorably to Aridol™

Are you more or less likely to use Aridol™ than you currently use challenge tests?*



Same
Somewhat More Likely
Much More Likely
31%
61%
36%
57%
46%
36%
44%
56%
Pulmonol-ogists
Allergists
Internists
GP/FP's

respondents chose "Much less likely" or "Somewhat less likely"

ırce: PureTech Asthma / COPD Market Survey


Worldwide development of Aridol
In Progress
Planned
Total ~ 18 studies
3,500 patients
Sweden
Asthma x 1
Norway
Asthma x 1
Asthma x 1
UK
Asthma x 2
Asthma x 1
USA
Asthma x 1
Denmark
Asthma x 1
Asthma x 2
Greece
COPD x 1
Switzerland
Asthma x 2
COPD x 1
Asthma x 2
Australia
Asthma x 2
COPD x 1
Asthma x 1
COPD x 1
Multi National Studies x 2
- Asthma (GPs) in 7 countries
- COPD in 3 countries
Key opinion leaders are
keen to trial Aridol



Aridol™



- Medical need
- Aridol
- Competitor analysis
- Market size
- Market research
- **Commercial key success factors**



Reimbursement and safety / reliability perceptions are the key challenges

Number of Physicians Who Mentioned* This Concern About Aridol™ (Out of 50 responders)


9
5
3
2
All Generalists
Reimburse -ment level
Safe and Convenient for Patients
Reliable/ Accurate
Access to Spirometer

Aridol well placed to overcome challenges

- US consultant's key findin[g] is that no new procedure codes or modifications to procedure codes are necessary for reimbursement of Aridol
- Completed Aridol phase 3 study designed to answer safety and reliability questions.

um of prompted and unprompted responses Source: Physician Interviews; PTD analysis



Aridol – Commercial key success factors

Key Success Factor	Action	Status
First registered indirect challenge test	Dossier to EU / TGA FDA trials underway	☑
First choice test for Key Opinion Leaders	Multiple trials in progress KOL development EU/US	☑
Labs replace existing tests with Aridol	Reimbursement	☑
Specialists refer more patients for all indications	Sign marketing partner (Pharmaxis in Australia)	Q4 05
Accepted in International Guidelines	Publications from studies	2006/7
GPs with asthma clinics commence testing patients with Aridol	Sign marketing partner	2006



Bronchitol

cystic fibrosis

bronchiectasis

chronic obstructive pulmonary disease



Bronchitol™

cystic fibrosis, bronchiectasis and chronic bronchitis







- Bronchiectasis
  - Phase II trials complete
  - Pivotal pre-registration clinical trials to commence H2 2005
  - US Orphan Drug status granted
  - Targeting market application submission - 2007
- Cystic fibrosis
  - Phase II trial to report Q3 2005
  - Additional Phase II trials in progress
  - Pivotal pre-registration studies to commence H1 2006
  - Targeting market application submission - 2007
- Chronic bronchitis
  - Mucus clearance during exacerbations



How Bronchitol works……





Bronchitol in the clinic…….

chronic bronchitis - without Bronchitol™


1

Bronchitol in the clinic…….

chronic bronchitis - with Bronchitol – 400mg


1



Phase IIb Clinical Trial Results

ropout Rate		3/60 (2 on placebo)
rimary End Points	Quality of life	Significant improvement on Bronchitol ($p<0.05$)
	Sleepiness	Significant improvement Bronchitol over placebo ($p<0.05$)
	Symptoms	Highly significant improvement Bronchitol over placebo ($p<0.005$)
econdary End Points	Exercise capacity	Trend to improvement ($p=0.07$)
	Lung Function	No changes
	Sputum microbiology	No changes
	Sputum rheology	
	Sputum volume	No changes
linical Improvement (all)	>4.0	4.8
linical Improvement 43/60)	>4.0	6.9
dverse Events		None serious

Being supplied in Australia on an individual compassionate use basis



Autoimmune diseases

multiple sclerosis
rheumatoid arthritis



Autoimmune Disease
Inflammation: the leukocyte activation cascade
Blood vessel wall
Progressive activation
Leukocyte
Blood flow
Capture
Firm adhesion
Rolling
Slow rolling
Transmigration
Endothelium
Enzymes diges
basement
membrane
PXS25
blocks
enzyme
function
Attractants on
endothelial cell surface
Tissue



Autoimmune Disease

- PXS25/64
  - Selective inhibitor of T cell migration
  - Novel mechanism of action
  - Effective in models of multiple sclerosis
  - Complementary with existing treatments
- Competitive Edge
  - Delivery by the oral route
  - Approach clinically validated
- Status
  - Preclinical development
  - Human studies 2006

Large market opportunity



Financials

US GAAP



Financials – US GAAP

Statement of Operations Data (A$'000)	Years ended June 30, 2002	2003	2004	Nine months ended March 31, 2005	Inception (May 1998) to March 31, 2005
Revenue	$0	$0	$0	$0	$0
Operating expenses:					
Research and development	486	925	4,806	5,399	12,178
General and administrative	141	981	2,182	2,069	5,514
Commercial	0	0	0	610	610
Amortization of intangible assets	83	86	89	67	462
Fair value of stock options issued to employees related to:	69	383	532	163	1,299
Research and development	32	261	253	48	686
Commercial	0	0	0	56	56
General and administrative	37	122	279	59	557
Total operating expenses	779	2,375	7,609	8,308	20,063
Loss from operations	(779)	(2,375)	(7,609)	(8,308)	(20,063)
Interest and other income	44	327	1,123	1,209	2,763
Amortization of preference share issue expenses	0	(65)	(161)	0	(226)
Net loss	$ (735)	$ (2,113)	$ (6,647)	$ (7,099)	$ (17,526)
Depreciation & amortization	$130	$293	$603	$385	$1,787
Research and development grants Recognized against related research and development expenses:	$663	$751	$1,105	$811	$4,230


R&D from Inception to March 31, 2005
(A$16.4m before R&D Grants of A$4.2m)
Resp-manufacturing A$3.4m
Auto-research
A$4.3m
Resp-clinical A$6.1m
Auto-preclinical A$1.2m
Resp-preclinical A$1.4m



Financials – US GAAP

Balance Sheet Data (A$'000)	As of June 30, 2002	As of June 30, 2003	As of June 30, 2004	As of March 31, 2005
Cash and cash equivalents	$751	$7,384	$25,101	$36,748
Property, plant and equipment, net	$1,318	$1,324	$1,679	$2,072
Intangible assets, net	$1,205	$1,162	$1,144	$1,129
Total assets	$2,144	$10,459	$28,111	$41,097
Long-term debt	$0	$0	$0	$0
Convertible redeemable preference shares	$2,000	$11,630	$0	$0
Total stockholders' (deficit) equity	$ (46)	$ (1,776)	$26,631	$38,715


Total Capital Raised to March 31, 2005
A$53.3m
PP&E $3.2m
et operations
13.4m
Cash $36.7m



Share Capital ('000)	March 31, 2005	June 30, 2004
Share Capital		
Shares on Issue	134,750	108,016
Escrowed to 10 November 2005	24,964	24,964
Options		
Options on Issue	10,914	10,751
Vested Options (June 30, 2005)	8,792	7,207
Escrowed to 10 November 2005	6,720	6,720

Share Capital


directors and management – 1%
institutions – 29%
other/retail – 32%
founders and VC's – 38%

30 June 2005



Summary……

- Well resourced
- Technical risk removed for Aridol
- Aridol asthma launch 2005 (est)
  - ✓ Annual revenue potential >$250 million
- Integrated business
  - ✓ All marketing rights retained
- Bronchitol in Phase III for bronchiectasis
  - ✓ Market launch targeting 2007
- Bronchitol completed Phase IIa for cystic fibrosis
  - ✓ Awaiting results
- Pipeline of earlier stage products
  - ✓ R&D phase